Exhibit (b)(2)

                   NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

                            Amendment to the By-Laws

     The undersigned, being the duly appointed Secretary of Neuberger&Berman Advisers management Trust (the "Trust"), a Delaware business trust, hereby certifies that Article X of the By-Laws of the Trust dated May 24, 1994 was amended as follows by the vote of the Trustees of the Trust pursuant to Article VII, Section I of the By-Laws at a meeting of the Trustees on November 11, 1997 (new text is bold, deleted text struck through):

     [Begin Strikeout]Section 1. Monitoring and Reporting Conflicts. The trustees of Advisers Managers Trust and the Trust (collectively, the "Trusts"0 are the same individuals. Set forth in this Article are procedures established to address potential conflicts of interest that may arise between the Trusts. On an ongoing basis, the investment adviser ("Manager") of Advisers Manager Trust shall be responsible for monitoring the Trusts for the existence of any material conflicts of interest between the Trusts. The Manager shall be responsible for reporting any potential or existing conflicts to trustees of the Trusts as they may develop.

     Section 2. Annual Report. The Manager shall report to the trustees of the Trusts annually regarding its monitoring of the Trusts for conflicts of interest.

     Section 3. Resolution of Conflicts. If a potential conflict of interest arises, the Trustees shall take such action as is reasonably appropriate to deal with the conflict, up to and including recommending a change in the trustees and implementing such recommendation, consistent with applicable law.[End strikeout]

     Section [Begin Strikeout] 4 [End Strikeout] [Begin Bold] 1. [End Bold] Annual Review. The Trustees, including a majority of the Disinterested Trustees, shall determine no less frequently than annually that the operating structure is in the best interest of Shareholders. The Trustees shall consider, among other things, whether the expenses incurred by the Trust are approximately the same or less than the expenses that the Trust would incur if it invested directly in the type of securities being held by Advisers Managers Trust. The Trustees, including a majority of the Disinterested Trustees, shall review no less frequently than annually these procedures for their continuing appropriateness.

     IN WITNESS WHEREOF, the undersigned has executed this instrument this 20th day of April, 1998.


                                 /s/ Claudia A. Brandon
                                 -----------------------------------------------
                                 Claudia Brandon
                                 Secretary
                                 Neuberger&Berman Advisers Management Trust